Exhibit 21.1

AMERICAN RARE EARTHS AND MATERIALS, CORP.

PRINCIPAL SUBSIDIARIES

AS OF DECEMBER 31, 2011

Name	State of Incorporation	Conducts Business Under

Element 21 Golf Canada Inc.	Ontario, Canada	Element 21 Golf Canada
Element 21 Sports Inc.	Ontario, Canada	Element 21 Sports
Rare Eagle Corp.	Nevada	Rare Eagle